UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Vigil Neuroscience, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

92673K108

(CUSIP Number)

Paul Hodgdon

c/o Northpond Ventures, LLC

7500 Old Georgetown Road, Suite 850

Bethesda, MD 20814

240-800-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92673K108	Page 2

1.	Names of Reporting Persons. Northpond Ventures, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,831,520
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,831,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,831,520
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 28,263,963 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on January 10, 2022.

CUSIP NO. 92673K108	Page 3

1.	Names of Reporting Persons. Northpond Ventures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,831,520
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,831,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,831,520
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 28,263,963 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on January 10, 2022.

CUSIP NO. 92673K108	Page 4

1.	Names of Reporting Persons. Northpond Ventures II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,382,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,382,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,382,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 28,263,963 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on January 10, 2022.

CUSIP NO. 92673K108	Page 5

1.	Names of Reporting Persons. Northpond Ventures II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,382,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,382,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,382,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 28,263,963 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on January 10, 2022.

CUSIP NO. 92673K108	Page 6

1.	Names of Reporting Persons. Michael P. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,214,498
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,214,498

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,214,498
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 28,263,963 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuers Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on January 10, 2022.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Vigil Neuroscience, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 Broadway, 7th Floor, Suite 07-300, Cambridge, MA 02142.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by Northpond Ventures, LP (“Northpond LP”), Northpond Ventures GP, LLC (“Northpond GP”), Northpond Ventures II, LP (“Northpond II LP”), Northpond Ventures II GP, LLC (“Northpond II GP”) and Michael P. Rubin (collectively, the “Reporting Persons”). The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Northpond LP, Northpond GP, Northpond II LP and Northpond II GP are each organized under the laws of the State of Delaware. Mr. Rubin is a citizen of the United States.

The business address of each of the Reporting Persons is 7500 Old Georgetown Road, Suite 850, Bethesda, MD, 20814. The principal business of the Reporting Persons is the venture capital investment business.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In September 2020 and May 2021, Northpond LP purchased an aggregate of 7,852,375 shares of Series A Preferred Stock (“Series A Preferred Stock”) of the Issuer at an aggregate purchase price of approximately $20.0 million.

In August 2021, Northpond II LP purchased an aggregate of 2,850,790 shares of Series B Preferred Stock (“Series B Preferred Stock”) of the Issuer at an aggregate purchase price of approximately $10.0 million.

The funds used by Northpond LP to purchase the shares of Series A Preferred Stock came from the capital contributions of Northpond LP’s limited partners.

The funds used by Northpond II LP to purchase the shares of Series B Preferred Stock came from the capital contributions of Northpond II LP’s limited partners.

Reverse Stock Split

The Issuer’s board of directors approved a one-for-2.7732 reverse stock split of its issued and outstanding common stock and preferred stock effective as of December 30, 2021. Immediately following the reverse stock split, the total number of shares of Series A Preferred Stock held by Northpond LP was 2,831,520, the total number of shares of Series B Preferred Stock held by Northpond II LP was 1,027,978.

The Automatic Conversion

In connection with the Issuer’s initial public offering, all shares of the Issuer’s Series A Preferred Stock and Series B Preferred Stock were automatically converted into an equal number of shares of Common Stock.

In connection with the Issuer’s initial public offering, Northpond II LP acquired 355,000 shares of Common Stock at a purchase price of $14.00 per share for approximately $5.0 million. The funds used by Northpond II LP to purchase the shares of Common Stock came from the capital contributions of Northpond II LP’s limited partners.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Northpond LP purchased the shares of Series A Preferred Stock of the Issuer and Northpond II LP purchased the shares Series B Preferred Stock of the Issuer and shares of Common Stock of the Issuer in the initial public offering for investment purposes.

Shaan C. Ghandi, a Director at Northpond Ventures LLC, an affiliate of the Reporting Persons, was appointed to the board of directors of the Issuer by Northpond LP pursuant to the Investors’ Rights Agreement (defined below).

Each of the Reporting Persons intends to review the performance of their investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment. Each of the Reporting Persons may purchase additional equity in the Issuer or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including swaps and other derivative transactions.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

Percentages set forth in this Schedule 13D were calculated based on 28,263,963 shares of Common Stock upon the closing of the Issuer’s initial public offering, as provided in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on January 10, 2022.

As of the date hereof, Northpond LP owns directly (and therefore is deemed the beneficial owner of) 2,831,520 shares of Common Stock, which represents approximately 10.0% of the number of shares of Common Stock outstanding. Northpond LP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond LP, Northpond GP may be deemed to be the indirect beneficial owner of the 2,831,520 shares of Common Stock beneficially owned by Northpond LP, which represents approximately 10.0% of the number of shares of Common Stock outstanding. Northpond GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP.

As of the date hereof, Northpond II LP owns directly (and therefore is deemed the beneficial owner of) 1,382,978 shares of Common Stock, which represents approximately 4.9% of the number of shares of Common Stock outstanding. Northpond II LP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by it.

As the general partner of Northpond II LP, Northpond II GP may be deemed to be the indirect beneficial owner of the 1,382,978 shares of Common Stock beneficially owned by Northpond II LP, which represents approximately 4.9% of the number of shares of Common Stock outstanding. Northpond II GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond II LP.

Mr. Rubin is the sole managing member of each of Northpond GP and Northpond II GP. As a result of the foregoing relationships, Mr. Rubin may be deemed to be the indirect beneficial owner of the 4,214,498 Common Stock beneficially owned by Northpond LP and Northpond II LP, which represents approximately 14.9% of the number of shares of Common Stock outstanding. Mr. Rubin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Common Stock held by Northpond LP and Northpond II LP.

Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5. The limited partners of Northpond LP and Northpond II LP have the right to receive from Northpond LP and Northpond II LP, respectively, dividends that it receives from, or the proceeds that it receives from the sale of, the Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Investors’ Rights Agreement

Northpond LP, and Northpond II LP and certain other holders of the Issuer’s Common Stock are party to an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), which provides that Northpond LP and certain other investors with the right to demand that the Issuer file a registration statement or request that their shares of the Issuer’s capital stock be covered by a registration statement that the Issuer otherwise files, in each case as described below.

Demand Registration Rights

Beginning six months after the completion of the initial public offering, certain holders of the Issuer’s common stock, including those issuable upon the conversion of shares of the Issuer’s preferred stock upon closing of the initial public offering, will be entitled to demand registration rights. Under the terms of the investors’ rights agreement, the Issuer will be required, upon the written request of a majority of holders of the registerable securities then outstanding that would result in an aggregate offering price of at least $10 million, to file a registration statement on Form S-1 with respect to at least 40% of the registrable securities then outstanding and to use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale.

Short-form Registration Rights

Upon the completion of the initial public offering, certain holders of the Issuer’s common stock, including those issuable upon the conversion of shares of the Issuer’s preferred stock upon closing of the initial public offering, are also entitled to short-form registration rights. Pursuant to the investors’ rights agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of at least 20% in interest of these holders to sell registrable securities at an aggregate price of at least $3 million, the Issuer will be required to use commercially reasonable efforts to effect a registration of such shares. The Issuer is required to effect only two registrations in any twelve month period pursuant to this provision of the investor rights agreement.

Piggyback Registration Rights

Upon the completion of the initial public offering, certain holders of the Issuer’s common stock, including those issuable upon the conversion of shares of the Issuer’s preferred stock upon closing of the initial public offering, are entitled to piggyback registration rights. If the Issuer registers any of its securities either for its own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors’ rights agreement, the Issuer and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which the Issuer and the underwriters determine in their sole discretion will not jeopardize the success of the offering.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights and short-form registration rights granted under the Investors’ Rights Agreement will terminate on the fifth anniversary of the completion of the initial public offering.

Lock-Up Agreement

On December 30, 2021, Northpond LP and Northpond II LP entered into a Lock-up Agreement (the “Lock-up Agreement”) with Morgan Stanley & Co. LLC and Jefferies LLC, as representatives of the underwriters of the Issuer’s initial public offering. Pursuant to the Lock-up Agreement, Northpond LP and Northpond II LP agreed, subject to certain exceptions, not to, during the period of 180 days following the date of the prospectus for the Issuer’s initial public offering, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s common stock beneficially owned by Northpond LP or Northpond II LP, or any other securities so owned convertible into or exercisable or exchangeable for common stock of the Issuer or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Issuer’s common stock, except with the prior consent of Morgan Stanley & Co. LLC and Jefferies LLC.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement filed as Exhibit C to this Schedule 13D and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333- 261230), filed with the SEC on November 19, 2022).

C.	Lock-up Agreement by and among Northpond Ventures, LP, Northpond Ventures II, LP, Morgan Stanley & Co. LLC and Jefferies LLC, dated December 30, 2021.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2021

Northpond Ventures, LP By: Northpond Ventures GP, LLC, its general partner

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

Northpond Ventures II, LP By: Northpond Ventures II GP, LLC, its general partner

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

Northpond Ventures II GP, LLC

By:	/s/ Patrick Smerkers
	Name:	Patrick Smerkers
	Title:	Chief Financial Officer

By:	/s/ Michael P. Rubin
	Name:	Michael P. Rubin